October 28, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Jennifer R. Hardy Legal Branch Chief

Re:	Aduromed Industries, Inc. Registration Statement on Form S-1 Filed September 26, 2008 File No. 333-153681

Ladies and Gentlemen:

Set forth below are our responses to your respective enumerated comments. Please note that the references to page numbers in our Responses and your Comments are to the prospectus filed as part of the above-referenced Registration Statement.

General

1. We note that officers and directors and more than 10% stockholders are offering for resale approximately 266,744,359 shares of common stock in this offering, representing approximately 47.5% of your outstanding shares and 111.8% of your outstanding public float. Please provide us your legal analysis why such an offering would not constitute a primary offering on your behalf and make you ineligible to conduct the offering on a delayed or continuous basis under Rule 415.

Response

Despite the number of shares of common stock being offered in this offering, we do not believe that this offering constitutes a primary offering on our behalf. We note that the registrant will not receive any proceeds from the sale by Selling Holders of the shares of common stock being offered. We further note that of the fixed price warrants and options included in this offering, potential proceeds to the registrant of $4,282,994 out of total potential proceeds to the registrant of $4,960,394 (>86%) are attributable to common stock purchase warrants with a cashless exercise feature. Given the economics of a cashless exercise feature in these warrants, the more these warrants become “in the money” the more likely holders will utilize this feature, meaning that no moneys would actually come into the registrant as part of the exercise. Conversely, the more these warrants are “out of the money” the less likely they will be exercised at all. These circumstances make it very unlikely that the registrant will actually receive any of these proceeds. There are no underwriters participating in this offering. We believe that under these circumstances it is not reasonable to conclude that Selling Holders are acting as a conduit for the registrant in a primary offering.

The securities being offered in this offering are shares of common stock as well as warrants and options all of which have fixed exercise prices. There are no securities being offered which have variable conversion ratios or exercise prices. It is our understanding that the Securities and Exchange Commission (“SEC”) has allowed registration of up to 50% of a registrant’s outstanding securities where these factors are present. In addition, because the registrant participated in a reverse merger in January 2006, the number of shares of common stock traded as part of registrant’s public float is abnormally small. According to our transfer agent’s records, of the 1,415 shareholders the registrant currently has, over 1,275 shareholders (over 90% of our current shareholders) hold 100 shares or less. This situation can be directly attributed to the reverse merger and the shareholder base prior to the reverse merger. At the current market price for registrant’s stock, we believe that most of these shareholders have either abandoned their share positions or will not trade their shares because the costs associated with trading would outweigh any proceeds they would receive. We would therefore respectfully submit that this public float should not be used as a benchmark dictating how many securities can be registered. A more realistic benchmark given registrant’s current capitalization is the number of outstanding shares.

With this reasoning in mind, we are withdrawing 139,536,000 shares of common stock and common stock underlying warrants and options from this registration statement. We are now registering 283,919,440 shares of common stock, comprised of (i) 158,131,827 shares currently issued and outstanding, (ii) 116,438,615 shares underlying outstanding warrants, and (iii) 9,348,998 shares underlying outstanding options. These 283,919,440 shares represent approximately one half of the registrant’s outstanding common stock on an undiluted basis, and less than 30% of the registrant’s outstanding common stock on a fully diluted basis. We respectfully submit that given registrant’s particular circumstances the number of outstanding securities is the appropriate benchmark against which to measure new shares to be registered and that it is our understanding that the SEC has allowed approximately one half of a registrant’s outstanding shares to be registered in similar situations.

2. We note that Aduromed is registering for resale 171,319,771 shares of common stock issuable upon exercise of warrants and 19,068,998 shares of common stock issuable upon exercise of options, totaling 190,388,769 of common stock. We also note that your public float is approximately 352,800,000 (from Yahoo Finance). Given the size of the offering of 190,388,769 shares of common stock underlying warrants and options relative to your outstanding public float, the transaction appears to be a primary offering. Since Aduromed is ineligible to make a primary offering on Form S-3, Aduromed is ineligible to make an at the market offering under Rule 415 of Regulation C under the Securities Act. This Aduromed should revise the registration statement to reduce significantly the size of the shares of common stock underlying warrants and options being offered by the selling security holders relative to the number of outstanding shares of common stock held by non-affiliates. Alternatively, you should revise the registration statement:

•	To state that the selling security holder will sell at a fixed price per share for the duration of the offering.
•	To provide the determination of offering price disclosure required by Item 505 of Regulation S-K.
•	To state clearly that all of the selling security holders are underwriters.

Response

For the reasons stated in our Response to Comment 1 above, we do not believe that this transaction is a primary offering and we do not believe that our outstanding public float is a bona fide measurement of what number of shares should be allowed to be registered. We further note that we are now requesting registration of approximately one half of the registrant’s outstanding common stock on an undiluted basis.

3. Additionally, in post-effective amendment 4 to the registration statement on Form S-1 declared effective on September 18, 2008, we note that Aduromed registered 24,377,359 shares of common stock issuable upon exercise of warrants and 10,388,024 shares of common stock issuable upon exercise of options, totaling 34,765,383 shares of common stock. We also note that one of the selling security holders in the previous offering is selling in this offering and that several affiliates of selling security holders in this offering sold in the previous offering. Please note that we will treat s a different transaction any registration statement that registers securities for sale by a selling security holder after the later of:

• 60 days after the time that the selling security holder and its affiliates have resold substantially all of the securities registered for sale under a prior registration statement; or
• Six months after the effective date of a prior registration statement for the same selling security holder or its affiliates.

Response

Registrant’s registration statement No. 333-132722 was originally declared effective by the SEC on November 16, 2006. Two subsequent post effective amendments were filed to this registration to include year-end updated financial information for the years 2006 and 2007. While these two subsequent post effective amendments did technically generate new effectiveness orders from the SEC, we would respectfully submit that the offering contemplated by registration statement No. 333-132722 should be considered a different transaction from the offering contemplated by registration statement No. 333-153681 since it has been almost two full years since registration statement No. 333-132722 was originally declared effective. It is our understanding that the SEC currently has under consideration allowing small reporting companies to be eligible for registration on Form S-3, a move we strongly support. If the registrant had been able to utilize Form S-3 in this instance then the “true” effectiveness date would have remained November 16, 2006, instead of being “updated” through purely technical filings.

4. We would consider any unsold shares of common stock underlying warrants and options from post-effective amendment 4 as being offered also at this time. Thus when reducing the size of the shares of common stock underlying warrants and options being offered by the selling stockholders relative to the number of outstanding shares of common stock held by non-affiliates in this registration statement, include any unsold shares of common stock underlying warrants and options from post-amendment 4 in making the calculation.

Response

Please see our Responses to Comments 1 and 3 above with respect to our view on the number of shares to be registered and whether these constitute different transactions. We further note that we are now requesting registration of approximately one half of the registrant’s outstanding common stock on an undiluted basis. As a general matter, when deciding how many securities to register on behalf of Selling Holders constituting a part of registration statement No. 333-153681, we included roughly one-third to two-fifths of such Selling Holders’ security holdings for registration. In addition, to the extent a Selling Holder still had unsold securities under registration statement No. 333-132722, we further reduced such Selling Holder’s registered securities under registration statement No. 333-153681 by an amount equal to such unsold position.

5. Include a table of contents as required by Item 502(a) of Regulation S-K.

 Response

We note that we have included a table of contents on the outside back cover of the prospectus consistent with Item 502(a) of Regulation S-K. We will move this table of contents to inside the front cover of the prospectus to comply with electronic delivery requirements of Item 502(a).

6. As applicable, consider the financial statements’ updating requirements. See Item 16 of Form S-1 and Article 8-08 of Regulation S-X. As appropriate, revise disclosures throughout the registration statement to reflect the updated financial statements. For example, refer to the risk factors and management’s discussion and analysis of financial condition and results of operations sections.

Response

We have included in the registration statement the most updated quarterly and year-end financial statements available for public disclosure at this time. At such time as new financial statements are available for public disclosure the registrant will comply with updating requirements.

Registration Statement’s Facing Cover Page

7. You indicate that Aduromed’s SIC code number is 3590. Since our EDGAR system’s records indicate that Aduromed’s SIC code number is 4955, please revise or advise.

Response

We believe SIC code number 4953 (Refuse Systems) more accurately describes our business than SIC code number 4955 (Hazardous Waste Management). While the systems we sell do process medical waste this is in a different category of waste than “hazardous” waste. We will use SIC code number 4953 in our pre-effective amendment filing.

Market for Our Common Stock, page 10

8. We note inclusion of “NASD” when referencing the OTC Bulletin Board in the first sentence. References to the OTC Bulletin Board should not include “NASD.” Correct and accurate terminology when referencing the OTC Bulletin Board is:

•	OTC Bulletin Board
•	Quoted on the OTC Bulletin Board.

Please refer to General question 5 under “Frequently Asked Questions (FAQs)” on the OTC Bulletin Board’s website, and revise.

Response

We will remove “NASD” as requested in our pre-effective amendment filing.

Director Compensation, page 26

9. The table omits the “Total ($)” column as required by Item 402(r)(1) of Regulation S-K. See Item 11(1) of Form S-1 and Release No. 33-8876, effective February 4, 2008, and revise. We note that this column was required also by Item 402(f)(1) of Regulation S-B before Regulation S-B was repealed by Release No. 33-8876.

Response

We will include a “Total ($)” column in the Director Compensation table as requested in our pre-effective amendment filing.

Executive Compensation, page 26

10. The summary compensation omits the “Total ($)” column as required by Item 402(n)(1) of Regulation S-K. See Item 11(1) of Form S-1 and Release No. 33-8876, effective February 4, 2008, and revise. We note that this column was required also by Item 402(b)(1) of Regulation S-B before Regulation S-B was repealed by Release No. 33-8876.

Response

We will include a “Total ($)” column in the Executive Compensation table as requested in our pre-effective amendment filing.

11. Provide the outstanding equity awards at fiscal year end table as required by Item 402(p) of Regulation S-K. See Item 11(1) of Form S-1 and Release No. 33-8876, effective February 4, 2008. We note that this disclosure was required also by Item 402(d)(1) of Regulation S-B before Regulation S-B was repealed by Release No. 33-8876.

Response

We will include the outstanding equity awards at fiscal year end table as requested in our pre-effective amendment filing.

Selling Holders, page 31

12. The calculation of registration fee table and the table here indicate that the total number of shares being registered is 423,455,440. Based on the number of shares to be offered by each selling security holder as shown in the table here, we calculate that the total number of shares being registered is 434,255,440. Please revise or advise.

Response

We have reduced the number of shares being registered by 139,536,000 and have revised the registration fee table and the selling holder table accordingly.

13. Identify the transactions in which the selling security holders received the securities being registered for resale.

Response

Please refer to “The Company - History” on pages 2-3 of the registration statement for a description of the transactions contemplated by the Master Restructuring Agreement (“MRA”) described therein. Pursuant to the terms of the MRA, $350,000 of new money was invested into the Company as of July 11, 2008, $250,000 of new money was invested into the Company as of July 25, 2008, $3,205,000 of new money was invested into the Company as of August 4, 2008, $600,000 of new money was invested into the Company as of August 7, 2008, $250,000 of new money was invested into the Company as of August 12, 2008, $210,000 of new money was invested into the Company as of August 12, 2008, $25,000 of new money was invested into the Company as of August 28, 2008, and $56,000 of new money was invested into the Company as of August 29, 2008. The total net proceeds after placement fees are $4,868,000. These investors received a total of 347,147,890 shares of Common Stock and Common Stock Purchase Warrants to purchase a total of 264,777,455 shares of Common Stock at a purchase price of $0.025 per share, exercisable for five years. Existing securities holders of the Company including the Pequot Funds, Sherleigh and the Bridge Loan Holders converted their securities into 179,053,415 shares of Common Stock and Common Stock Purchase Warrants to purchase a total of 124,060,769 shares of Common Stock at a purchase price of $0.025 per share, exercisable for five years.

14. For a beneficial owner that is a legal entity, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. See Questions 140.01 and 140.02 under Section 140 in our July 3, 2008 “Regulation S-K Compliance & Disclosure Interpretations” that is available on the commission’s website at http://www.sec.gov.

Response

We will identify by footnote in the Selling Holder table in our pre-effective amendment filing the natural person or persons having sole or shared voting and investment control over the securities held by beneficial owners that are legal entities.

15. As appropriate, revise the footnote disclosure to the table to include the term of the warrants.

Response

We will revise footnote 1 in the Selling Holder table in our pre-effective amendment filing to include the term of the warrants.

16.  If a selling security holder is a broker-dealer or an affiliate of a broker-dealer, tell us whether the selling security holder acquired its securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, Aduromed must identify the broker-dealer as an underwriter in the prospectus. Language such as “may be deemed to be” an underwriter is unacceptable if the selling security holder is a broker-dealer.

Response

We are not aware of any selling security holder which is a broker-dealer or an affiliate of a broker-dealer and no selling security holder acquired its securities as compensation for underwriting activities.

17. If a selling security holder is a broker-dealer’s affiliate, include disclosure that this broker-dealer’s affiliate:

•	Purchased in the ordinary course of business the securities to be sold.
•	Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

If Aduromed is unable to make the representations noted above in the prospectus, Aduromed must state in the prospectus that the selling security holder is an underwriter. Language such as “may be deemed to be” an underwriter is unacceptable if the selling security holder is an affiliate of an underwriter that cannot make these representations.

Response

We are not aware of any selling security holder which is an affiliate of a broker-dealer. Moreover, as far as we are aware, all selling security holders (i) purchased in the ordinary course of business the securities to be sold and (ii) had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

18. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the warrants and options that you have registered for resale, using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the warrants and on the date of the issuance of the options.

Response

The following table sets forth the total dollar value of the securities underlying the warrants and options registered for resale using the closing market price of registrant’s common stock on the date of sale. We will include a copy of this table in the Selling Holder section of the registration statement in our pre-effective amendment filing.

Security Description	Number of Securities	Date of Sale	Closing Market Price of Common Stock	Value
Options	150,000	April 27, 2006	$0.55	$82,500
Options	150,000	April 27, 2007	$0.40	$60,000
Options	269,000	February 8, 2008	$0.10	$26,900
Warrants	7,331,215	July 11, 2008	$0.035	$256,593
Options	900,000	July 21, 2008	$0.08	$72,000
Warrants	3,333,333	July 25, 2008	$0.07	$233,333
Options	7,879,998	August 4, 2008	$0.10	$787,999
Warrants	89,515,401	August 4, 2008	$0.10	$8,951,540
Warrants	8,000,000	August 7, 2008	$0.18	$1,440,000
Warrants	3,333,333	August 12, 2008	$0.165	$549,999
Warrants	2,800,000	August 22, 2008	$0.139	$389,200
Warrants	333,333	August 28, 2008	$0.14	$46,667
Warrants	1,792,000	August 29, 2008	$0.15	$268,800
Totals	125,787,613			$13,165,531

19. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
The total possible profit the selling security holders could realize as a result of any discount for the securities underlying the warrants and options, presented in a table with the following information disclosed separately:

o	the market price per share of the securities underlying the warrants on the date of the sale of the warrants and on the date of the issuance of the options;

o	the exercise price per share of the underlying securities on the date of the sale of the warrants, using the price per share established in the warrants;

o	the exercise price per share of the underlying securities on the date of the issuance of the options, using the price per share established in the option grant;

o	the total possible shares underlying the warrants and options;

o
the combined market price of the total number of shares underlying the warrants, calculated by using the market price per share on the date of the sale of the warrants and the total possible shares underlying the warrants;

o
the combined market price of the total number of shares underlying the options, calculated by using the market price per share on the date of the issuance of the options and the total possible shares underlying the options;

o
the total possible shares the selling security holders may receive and the combined exercise price of the total number of shares underlying the warrants calculated by using the exercise price on the date of the sale of the warrants and the total possible number of shares the selling security holders may receive;

o
the total possible shares the selling security holders may receive and the combined exercise price of the total number of shares underlying the options calculated by using the exercise price on the date of the issuance of the options and the total possible number of shares the selling security holders may receive;

o
the total possible discount to the market price as of the date of the sale of the warrants, calculated by subtracting the total conversion price on the date of the sale of the warrants from the combined market price of the total number of shares underlying the warrants on that date; and

o
the total possible discount to the market as of the date of the issuance of the options, calculated by subtracting the total conversion price on the date of the issuance of the options from the combined market price of the total number of shares underlying the options on that date.

If there are provisions in the warrants and options that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.

Response

The following table sets forth the information requested in Comment 19. We will include a copy of this table in the Selling Holder section of the registration statement in our pre-effective amendment filing.

Security Description	Number of Securities	Date of Sale	Closing Market Price of Common Stock	Total Market Value	Exercise Price	Price Discount	Total Discount
Options	150,000	April 27, 2006	$0.55	$82,500	$0.55	$0.00	$0.00
Options	150,000	April 27, 2007	$0.40	$60,000	$0.40	$0.00	$0.00
Options	269,000	February 8, 2008	$0.10	$26,900	$0.10	$0.00	$0.00
Options	900,000	July 21, 2008	$0.08	$72,000	$0.052	$0.028	$25,200
Options	7,879,998	August 4, 2008	$0.10	$787,999	$0.025	$0.075	$590,999.85
Subtotals	9,348,998		$1.23	$1,029,399	$1.13	$0.103	$616,199.85
Warrants	7,331,215	July 11, 2008	$0.035	$256,593	$0.025	$0.010	$73,312.15
Warrants	3,333,333	July 25, 2008	$0.07	$233,333	$0.025	$0.045	$249,999.98
Warrants	89,515,401	August 4, 2008	$0.10	$8,951,540	$0.025	$0.075	$6,713,655.08
Warrants	8,000,000	August 7, 2008	$0.18	$1,440,000	$0.025	$0.155	$1,240,000
Warrants	3,333,333	August 12, 2008	$0.165	$549,999	$0.025	$0.14	$466,666.62
Warrants	2,800,000	August 22, 2008	$0.139	$389,200	$0.025	$0.114	$319,200
Warrants	333,333	August 28, 2008	$0.14	$46,667	$0.025	$0.115	$38,333.30
Warrants	1,792,000	August 29, 2008	$0.15	$268,800	$0.025	$0.125	$224,000
Subtotals	116,438,615		$0.98	$12,136,132	$0.20	$0.78	$9,325,167.13
Totals	125,787,613		$2.21	$13,165,531	$1.33	$0.883	$9,941,366.98

20. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the gross proceeds paid or payable to Aduromed in the warrant transactions and the resulting net proceeds to Aduromed.

Response

Please refer to our Response to Comment 13 above which describes disclosure already present in the prospectus on this matter. All warrants were issued in connection with the restructuring transaction described in such Response. Warrants were not afforded separate consideration but were issued in units with the common stock. The gross and net proceeds to the registrant are described in such Response. We respectfully submit that tabular disclosure of this matter would not afford any increased clarity from what is already disclosed in the prospectus.

21. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing the number of shares outstanding before the warrant and option transactions that are held by persons other than the selling security holders, affiliates of Aduromed, and affiliates of the selling security holders.

Response

The following table sets forth the information requested in Comment 21. We will include a copy of this table in the Selling Holder section of the registration statement in our pre-effective amendment filing.

	Common Stock	Convertible Preferred Stock*	Warrants	Options	Total	% Undiluted	% Fully Diluted
Preferred Stock Holders		22,043,862	22,043,862		44,087,722	49.92%	50.12%
Management	8,540,131		897,500	10,538,024	19,975,655	19.34%	22.71%
Bridge Loan Holders			5,000,000		5,000,000	0%	5.68%
All Others	13,575,175		4,435,311	894,000	18,904,486	30.74%	21.49%
Total	22,115,306	22,043,862	32,376,673	11,432,024	87,967,863

* Series A and B Preferred Stock had equal voting rights as Common Stock so they are included in the total class of securities

22.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•
whether, based on information obtained from the selling security holders, any selling security holder has an existing short position in Aduromed’s common stock and, if any selling security holder has an existing short position in Aduromed’s stock, the following additional information:

o	the date on which each such selling security holder entered into that short position; and
o
the relationship of the date on which each such selling security holder entered into that short position to the date of the announcement of the warrant transactions and the filing of the registration statement (e.g., before or after the announcement of the warrant transactions, before the filing or after the filing of the registration statement, etc.).

Response

We are not aware of any selling security holder having an existing short position in the registrant’s common stock.

Legal Matters, page 38

23. Counsel’s address as shown here differs from that shown on the registration statement’s facing page. Please reconcile the addresses.

Response

We will reconcile counsel’s addresses in our pre-effective amendment filing.

Undertakings, page 11-3

24. Include the Rule 430C undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

25. Since the Rule 430B undertaking is inapplicable to this offering, please remove the undertaking under (b)(ii).

Response

We believe that this offering qualifies under Rule 415 and that the undertakings currently set forth in the registration statement are correct.

26. The exhibit index omits exhibit 5 containing the legal opinion filed with the registration statement. Please revise.

Response

We will revise the exhibit index to contain an exhibit 5 in our pre-effective amendment filing.

27. The exhibit index lists exhibit 10.14 as an exhibit and indicates that the exhibit is incorporated by reference from a Form 8-K filed in 2006. Include the exhibit number of the exhibit incorporated by reference from the Form 8-K and state the date in 2006 on which the Form 8-K was filed.

Response

The reference to Exhibit 10.14 is extraneous and we will remove the reference in the exhibit list and the exhibit index.

28. The exhibit list includes an asterisk after exhibit 10.15 to indicate the exhibit has been filed with the registration statement. Since exhibit 10.15 was not filed with the registration statement, please revise.

Response

We will remove the asterisk from the Exhibit 10.15 reference and include the proper incorporation reference.

Exhibit 23.1

29. Include an updated consent of Aduromed’s independent public accountant in any amendment to the registration statement.

Response

We will include an updated consent of registrant’s independent public accountant in any amendment to the registration statement.

We would welcome the opportunity to discuss any of our Responses on a teleconference call if you need further explanation. You may contact the undersigned at 203-702-4520 or our counsel, Sean Macpherson, at 203-938-4778.

Very truly yours, /s/Kevin T. Dunphy Kevin T. Dunphy, Chief Financial Officer and Treasurer

Cc:	Scott Grisanti Sean Macpherson